Filed by Kimball International, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Kimball International, Inc. Exchange Act File No.: 000-03279 Date: April 20, 2023 [The following correspondence was sent to Kimball International, Inc. non-manufacturing employees on April 20, 2023 with the Stronger Together newsletter attached and is being shared with manufacturing employees during team meetings.] From: KII Employee Communications Subject Line: From HNI: Stronger Together Newsletter, 2nd Edition Kimball International, As we continue to take steps toward finalizing HNI’s planned acquisition of Kimball International, we will continue to provide resources to help you stay informed throughout this process. We’re pleased to share the second edition of the attached Stronger Together newsletter. This communication is designed to share information about each of our companies and leadership, the integration planning process, and what’s next. Thank you for all you do!

APRIL 20, 2023 HNI AND KIMBALL INTERNATIONAL TEAMS Welcome to the second edition of the Stronger Together newsletter – your ‘go-to’ resource for the latest information on integration planning and learning more about our cultures, values, and brands. We are glad to hear that many of you found the content of the first newsletter useful and relevant to the ongoing integration process. Moving forward, we remain committed to providing you with updates that are informative and helpful. KEY HIGHLIGHTS Poppin Welcomes HNI to New York City On April 11th, Jeff Lorenger, Chairman, President and CEO, HNI Corporation, and leaders from HNI’s team joined Kristie Juster, CEO, Kimball International, and T.J. Wolfe, CFO, Kimball International, at Poppin New York City. Poppin’s leadership team spent the day with the HNI team making introductions, sharing an overview of the organization, and conducting a deep dive of the company’s history and core functions. These meetings were a great opportunity to spend time learning more about each other and about Poppin’s business. The day wrapped up with a group dinner where the Poppin team was able to continue conversations with the HNI leaders. The Poppin team enjoyed having the HNI team in New York.

Muscatine Community Leaders Visit HNI Headquarters On April 17th, 19 community leaders from Muscatine, Iowa visited Jeff Lorenger and other HNI leaders at HNI’s headquarters to discuss the combination and its impact on the communities we operate in and serve. Community leaders were interested in hearing about Kimball International, its brands, and why the two companies are such a good fit. They were also excited to learn this combination is expected to create a stronger platform for growth and deliver significant benefits for our members/employees, shareholders, dealers, customers, and our communities. During his visit to Jasper, Indiana in March, Jeff also had a great meeting with community leaders to discuss the transaction. Integration Planning Update Since the last newsletter, we now have an Integration Management Office (IMO) in place. The IMO consists of HNI and Kimball International leaders on temporary assignment who will focus on integration planning, as well as post-closing strategic direction and decision making. We have also engaged EY Parthenon as our integration partner. EY brings a depth of expertise in mergers and acquisitions with a track record of helping companies deliver their long-term strategic goals. They, together with the IMO, our executive steering committee, and functional teams, will be working to bring the best of our companies together while enabling all of us to continue to stay focused on delivering the same great services and products to our customers. The IMO team will consist of the following. - Project leads: o Jim Foster, Vice President & GM, Commercial, HNI Workplace Furnishings o Keith Beatty, Vice President, Global PMO and Distribution and Transportation, Kimball International - Team members: o Katie Usher, Senior Manager, Member and Community Relations, HNI Corporation o Emily Hill, Senior Director, HR Strategy and Business Partner, Kimball International o Valeria Chifan, Director, Finance, HNI Workplace Furnishings o Dan Grady, Vice President, Finance, OFM o Dennis Gerber, Vice President, Finance, Global Operations, Kimball International The executive steering committee, led by Jeff Lorenger, includes: - Marshall Bridges, Senior Vice President & CFO, HNI Corporation - Steven Bradford, Senior Vice President & General Counsel, HNI Corporation - Donna Meade, Vice President, Member and Community Relations, HNI Corporation - Greg Meunier, Executive Vice President, Global Operations, Kimball International - Michael Roch, Chief Customer Officer, Workplace & Health, Kimball International - Kourtney Smith, Chief Operating Officer, Workplace & Health, Kimball International - Brad Determan, Consultant, former Executive Vice President, HNI Corporation & President, Hearth & Home Technology Group Kick-off meetings were held this week with the IMO core group at HNI, the executive steering committee, and functional teams focused on Procurement, Logistics, and Culture & Change Management. More to come in our next newsletter about key priorities and progress. As we navigate the integration journey together, we ask that you remain focused on the work you do and maintain the values that make both our organizations great.

GET TO KNOW T H E L E A D E R S H I P T E A M : In our first Q&A session with the leadership team, we catch up with Jeff Lorenger to get more insight into his background, thoughts on the combination, and life outside of work. 01 What attracted you to work at HNI? • The people. Everyone I was able to meet was sincerely passionate about the company, the business, and their respective roles. Although much has changed in the world and with how we approach the business in the last 25 years, those same qualities exist and that’s exciting. 02 What do you find most exciting as you consider the prospect of joining HNI and Kimball International? What makes our two companies such a good fit? • Much has been stated already. The complementary products and market coverage allowing our combined company to deliver even more value to customers and trade partners is very exciting. More importantly, the way each organization approaches running the business is similar, including truly focusing on customers and working with passion and focus each and every day. 03 What are some of your favorite hobbies or activities that you enjoy doing outside of work, and how do you balance them with the demands of your role as CEO? • Let me start by saying balance is more important than ever. I spend much of my spare time with our three children, despite two of them being out of the house or soon to be. I enjoy traveling even for a long weekend to visit friends out of town. When at home, we enjoy cooking or hitting our favorite restaurants for dinner. And in the fall, I almost never miss an Iowa Hawkeye home football game, and almost always enjoy one road game as well (enjoy being at the event and also other Big Ten campuses) as the last couple of times the game itself was not that enjoyable! Finally, my golf game is a shell of its former self, I do have to admit, but I still enjoy a few scramble events for charity each season. JEFF LORENGER Q A + Q A +

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward- looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The information in the joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.